November 18, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace Rakestraw, Esq.

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds II
	File No.:	811-06241
	Filing Type:	Form N-1A

Dear Mr. Rakestraw:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 2, 2016, regarding the post-effective amendment to the Loomis Sayles Funds II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles High Income Fund (the “Fund”), which was filed with the Commission on September 16, 2016 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement was originally scheduled to become effective on November 18, 2016 but has been delayed until November 30, 2016 pursuant to a post-effective amendment filed pursuant to paragraph (b)(1)(iii) of Rule 485 under the Securities Act of 1933, as amended, on November 17, 2016.

Prospectus

1.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response.       The Registrant confirms that this undertaking is in effect through January 31, 2018, and has inserted this date into Footnote 1.

2.

Comment.      In Footnote 2 to the “Annual Fund Operating Expenses” table, if the contractual undertaking to reimburse any and all transfer agency expenses for Class N shares is subject to recoupment, please disclose the terms.

Response.       The Registrant confirms that the contractual undertaking to reimburse any and all transfer agency expenses for Class N shares is not subject to recoupment.

3.	Comment. Please disclose in an appropriate place within the Registration Statement how the Adviser determines which countries are “emerging markets.”

Response.       The Registrant has added the following disclosure to the sub-section entitled “Emerging Markets” within the section of the Fund’s Statement of Additional Information (“SAI”) entitled “Investment Strategies and Risks”:

“For the purposes of determining whether a particular country is considered developed or emerging market, the Fund will use a country’s sovereign quality rating. An emerging market country is defined as a country which carries a sovereign quality rating below investment grade by either S&P or Moody’s, or is unrated by both S&P and Moody’s. Thus, an emerging market security is defined as a security which is issued by sovereign or corporate entities domiciled in an emerging market country as defined above.”

4.	Comment. With respect to the disclosures relating to the Fund’s currency hedging and use of derivatives within the section entitled “Principal Investment Strategies”:

a.	Please consider disclosing which types of instruments are used to accomplish the referenced “currency hedging transactions.”

b.	Please disclose the purposes for the Fund’s use of derivatives.

c.	Please consider moving the following sentence to the section entitled “Principal Investment Risk” as the instructions to Item 9 of Form N-1A state that negative strategies are not principal investment strategies.

“The Adviser may elect not to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged.”

Response.      The Registrant has revised the disclosures relating to the Fund’s use of derivatives within the section entitled “Principal Investment Strategies” as follows:

“The Fund may also invest up to 20% of its assets in foreign currency-denominated fixed-income securities, including those in emerging markets and related currency hedging transactions (including foreign currency forwards and foreign currency futures). ~~The Adviser may elect not to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged.~~”

“In connection with its principal investment strategies, the Fund may also invest in structured notes, zero-coupon securities, pay-in-kind securities, securities issued pursuant to Rule 144 under the Securities Act of 1933 (“Rule 144A securities”), and futures, forward contracts and swaps (including credit default swaps) for hedging and investment purposes.”

The Registrant notes that the following language is contained within the section of the prospectus entitled “Principal Investment Risks” under the heading “Currency Risk”:

“The Fund may elect not to hedge currency risk, or may hedge such risk imperfectly, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged.”

5.	Comment. Please reference the specific shareholder report in which a discussion of the Board’s considerations in approving the Fund’s advisory agreement is contained.

Response.       In response to this comment the Registrant has revised the disclosure as follows:

“A discussion of the factors considered by the Fund’s Board of Trustees in approving the Fund’s investment advisory contract is available in the Fund’s most recent annual report for the period ended September 30.”

6.	Comment. If the Fund reserves the right to redeem in kind, please confirm that this is disclosed within the prospectus in response to Item 11(c)(3) of Form N-1A.

Response.      The Registrant confirms that the following disclosure is contained within the sub-section entitled “Selling Restrictions” within the section of the prospectus entitled “Restrictions on Buying, Selling and Exchanging Shares”:

“Although most redemptions are made in cash, as described in the SAI, the Fund reserves the right to redeem shares in kind. If a shareholder receives a distribution in kind, the shareholder will bear the market risk associated with the distributed securities and may incur brokerage or other charges in converting the securities to cash.”

SAI

1.	Comment. Please explain why the Fund discloses the risks of “Canadian Investments” but not the risks of investing in other countries where the Fund may have more assets.

Response.      The Fund does not intend to invest in the securities of Canadian issuers to a significant extent. Accordingly, the Registrant has deleted the “Canadian Investments” sub-section within the “Foreign Securities” section of the SAI.

2.

Comment.      The “Exchange-Traded Fund” sub-section of the SAI states that an “index may be actively managed.” Please clarify whether this means that the index or the exchange-traded fund may be actively managed.

Response.      In response to this comment the Registrant has replaced the third sentence of the “ETF” sub-section of the SAI with the following sentence:

“The ETF may be actively managed.”

3.	Comment. Please reconcile the conflict between the Fund’s fundamental investment policy which prohibits short sales and the disclosure within the subsection entitled “Short Sales” within the section of the SAI entitled “Investment Strategies and Risks.”

Response.      The Registrant has removed the subsection entitled “Short Sales” from the section of the SAI entitled “Investment Strategies and Risks.”

4.	Comment. Please consider removing the disclosures regarding the Loomis Sayles’ pension and profit sharing plan within the section entitled “Management Ownership.”

Response.      The Registrant has removed the disclosures regarding the Loomis Sayles’ pension and profit sharing plan within the section entitled “Management Ownership.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Loomis Sayles Funds II

cc:	Rosa Licea-Mailloux, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.